Exhibit 99.1

RADWARE ANNOUNCES 2021 ANNUAL GENERAL MEETING

TEL AVIV, ISRAEL, Nov. 4, 2021 – Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced that its 2021 Annual General Meeting of Shareholders will be held on Thursday, December 9, 2021, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv, Israel. The record date for the Annual General Meeting is November 5, 2020.

In light of the outbreak of the coronavirus disease 2019 (COVID-19) pandemic, the Company reserves the option to convert the Annual General Meeting from a physical meeting to a virtual meeting, in which event the Company will issue a press release and/or furnish a Form 6-K or other document to the U.S. Securities and Exchange Commission (SEC) prior to the date of the meeting outlining the manner in which shareholders may attend the virtual meeting.

The agenda of the Annual General Meeting is as follows:

1.	To elect Mr. Yehuda Zisapel, Prof. Yair Tauman and Mr. Yuval Cohen as Class I directors of the Company until the annual general meeting of shareholders to be held in 2024;

2.	To approve grants of equity-based awards of the Company to the President and Chief Executive Officer of the Company;

3.	To approve grants of equity-based awards of EdgeHawk Security Ltd., the Company’s subsidiary, to the President and Chief Executive Officer of the Company; and

4.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to the proposals listed above, at the Annual General Meeting, the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2020 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

All Proposals require the approval of a simple majority of the shares voted on the matter at the Annual General Meeting, either in person or by proxy; provided that with respect to Proposals 2 and 3 either (i) the shares voted in favor of the proposal include at least a majority of the shares voted at the Annual General Meeting, either in person or by proxy, by shareholders who are neither “controlling shareholders” nor have a “personal interest” (as such terms are defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)) in approving the proposal or (ii) the total number of shares voted against such proposal at the Annual General Meeting, either in person or by proxy, by the shareholders described in clause (i) does not exceed 2% of the aggregate voting rights in the Company. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law.

In the absence of the requisite quorum of shareholders at the Annual General Meeting, the Annual General Meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Annual General Meeting in accordance with the Company’s Articles of Association.

Position Statements

In accordance with the Companies Law, position statements with respect to any of the proposals at the Annual General Meeting must be delivered to the Company no later than 10 days prior to the Annual General Meeting date.

Additional Information and Where to Find It

In connection with the Annual General Meeting, Radware will make available to its shareholders of record a proxy statement describing the various proposals to be voted upon at the Annual General Meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov, the Company’s website at https://www.radware.com/ir/financial-info/ or by directing such request to the Company’s Investor Relations department at ir@radware.com.

If applicable, valid position statements will be published by way of issuing a press release and/or submitting a Form 6-K to the SEC (which will be made available to the public on the SEC’s website above and on the Company’s website).

About Radware
Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection, and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit the Radware website.

©2021 Radware Ltd. All rights reserved. The Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contacts:
Gerri Dyrek, +1 201-7468327, gerri.dyrek@radware.com

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Safe Harbor Statement
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general and changes in the competitive landscape; changes in government regulation; outages, interruptions or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the availability of components and manufacturing capacity; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

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